

Mailstop 4546

November 4, 2016

Noel Mijares
Chief Executive Officer, President and Director
iHealthcare, Inc.
141 NE 3rd Avenue
Miami, FL 33132

      Re: iHealthcare, Inc.
              Amendment No. 1 to Registration Statement on
              Form S-1
              Filed October 24, 2016
              File No. 333-211392

Dear Mr. Mijares:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 9

1.   We note that you added a risk factor entitled "Our President and CEO, Noel Mijares is also the President and CEO of…" to your Form 8-K filed April 22, 2016, as amended, in response to our comment letter dated May 20, 2016. This risk factor is not included in your amended registration statement. Please either amend your registration statement to include this risk factor or provide us with analysis as to why you no longer consider it to be a significant factor that makes the offering speculative or risky.

Description of Business, page 14

2.   Please disclose the amounts paid or received to date under your agreement with ILS.

Exhibit 5.1

3.   We note that the legal opinion filed as Exhibit 5.1 refers to "the registration of 250,000 newly issued shares of the Company's common stock, $.0001 par value (the "Shares"), for public sale by the Selling Shareholder." However, the registration statement indicates throughout that you intend to conduct a primary offering of shares. Please file a legal opinion that properly opines on the shares you intend to issue pursuant to this registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any questions.

                                                Sincerely,

                                                /s/ Suzanne Hayes

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc: Tom DeNunzio
        V Financial Group, LLC